Exhibit 4.21

Zhejiang Sun Valley Energy Application Technology Co., Ltd.

Share Transfer Agreement

Transferee: Paker Technology Limited (“Paker Technology”)

Address: Room 1202, 12/F, Tower 1 China Hong Kong City, 33 Canton Road Tsimshatsui, Kowloon, Hong Kong

Legal representative: Xiande Li

Position: Chairman of board of directors

Nationality: China

Transferor: New Energy International Ltd. (“New Energy”)

Address: Suite 3305, Plaza Vegas, No. 48 W. Spring Mountain Road, Las Vegas, Nevada, USA

Legal representative: Wenjian Hong

Position: Chairman of board of directors

Nationality: Taiwan, China

According to Company Law of the People’s Republic of China, the Law of the People’s Republic of China on Sino-foreign Equity Joint Venture, Several Regulations of Changes in Equity Interest of Investors in Foreign Investment Enterprises, and other regulations, the parties agree as follows:

Zhejiang Sun Valley Energy Application Technology Co., Ltd (“Sun Valley”) is a Sino Foreign Equity Joint Venture established in accordance with PRC laws. It has a registered capital of US$10 million and a paid-up capital of US$10 million. Haining Chaoda Warp Knitting Co., Ltd., Green Power Technology Co., Ltd., and New Energy International Ltd. hold 75%, 12%, and 13% of the equity interest of Sun Valley, respectively.

New Energy agrees to transfer all of its 13% equity interest in Sun Valley to Paker Technology. Based on the principle of fairness and mutual benefit and upon amicable negotiation, both parties have entered into this agreement in relation to the above share transfer.

I. Share Transfer, Transfer Price, and Payment Method

New Energy agrees to transfer 11 of its 13% equity interest in Sun Valley at a consideration of US$1,300, 000 to Paker Technology, and Paker Technology agrees to purchase the said 13% equity interest in Sun Valley at the said consideration.

Upon the signing of this agreement, Paker Technology shall issue a bills of exchange at the agreed amount of consideration under this agreement and payable to New Energy. After obtaining the approval of this share transfer from the approval authority and Paker Technology has registered as the legal owner of the said shares, the transferor shall require the transferee to deliver the bills of exchange upon the presentation of the corporate business license and the documentation proof of the shareholding of Sun Valley subsequent to the share transfer.

Bank Account of New Energy:

Bank: Mega International Commercial Bank Co., Ltd., Hong Kong Branch

Company name: New Energy International Ltd.

Account number: 96511006368

Swift Code : ICBCHKHH

The expenses arising from this share transfer shall be borne by both parties.

II. Deadline for the Share Transfer and Method of Transfer

The transfer of shares shall be completed on the date when this agreement becomes effective.

III. Rights and Obligations of the Transferor and the Transferee

Pursuant to the registration of the transfer of shares with the Administration of Industry and Commerce, Paker Technology shall enjoy rights and undertake responsibilities according to its capital contribution and the articles of association of Sun Valley.

The Transferor and the Transferee Guarantee:

1.	The transferor guarantees that the shares transferred to the transferee are legally held by the transferor in Sun Valley and the transferor enjoys the right of disposal. The transferor guarantees that the shares transferred are not subject to any mortgages, pledges, or are otherwise encumbered, and are not subject to any claims by a third party. In the event of such, the transferor shall bear all liabilities arising from such claims.

2.	Upon the transfer of shares, all rights and obligations attached to the shares in Sun Valley shall be transferred to the transferee.

3.	The transferee recognizes the articles of association of Sun Valley and undertakes to perform the obligations and responsibilities accordingly.

IV. Liabilities

If this agreement cannot be performed or cannot be completely performed due to the default of one party, the defaulting party shall be liable for such defaults. If both parties are in default, each party shall bear its liabilities in accordance with the actual circumstances.

V. Disputes and Applicable Laws

The laws of the People’s Republic of China shall apply. In case of any dispute, both parties shall resolve through amicable negotiation. If the dispute is unresolved by negotiation, the dispute shall be settled by arbitration or at a court.

VI. Amendment and Termination

Any amendments to this agreement shall only become effective upon the signing of a written amendment agreement by both parties and subject to the approval by the original approval authority. If any party commits a material breach, the non-defaulting party shall have the right to terminate this agreement by reporting to the original approval authority.

VII. Effectiveness of this Agreement

This agreement is signed by Paker Technology and New Energy and shall become effective upon shareholders of Sun Valley giving up the right of first refusal regarding the transfer of equity interest provided herein and the issuance of the certificate of approval of the changes in the foreign-invested enterprise.

VIII. Venue and Time

This agreement was signed in the conference room of Sun Valley at Yuanhua Town, Haining, Zhejiang Province, People’s Republic of China, on June 20, 2009.

IX. Others

This agreement is in five copies, each party keeps one copy, Sun Valley, the approval authority, and the registration authority each keeps one copy.

Transferee (seal): /s/ Paker Technology Limited.

Legal representative:

Date: June 20, 2009

Transferor (seal): /s/ New Energy International Ltd.

Legal representative:

Date: June 20, 2009

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